Exhibit 99.1

Itaú Unibanco Holding S.A. 2019 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2019

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717 ,and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2019, 12/31/2018 and 12/31/2017.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	Official Gazette of the State of São Paulo (DiárioOficial do Estado de São Paulo) and O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	01/19/2021

Historical resubmission Version Reasons for resubmission Date of update V2 Update in itens 12.5/6, 12.7/8 and 12.12 07/10/2020 V3 Update in itens 11.1 and 11.2 08/03/2020 V4 Update in itens 12.5/6, 12.7/8 and 12.12 08/18/2020 V5 Update in itens 12.7/8 and 12.12 08/24/2020 V6 Update in itens 12.5/6 and 12.12 09/04/2020 V7 Update in itens 12.5/6 and 12.12 10/07/2020 V8 Update in itens 12.5/12.6, 12.7/12.8 and 12.12 10/29/2020 V9 Update in itens 5.6, 11.1 and 11.2 11/03/2020 V10 Update in itens 12.5/6 and 12.12 12/03/2020 V11 Update in itens 1.0; 12.5/12.6 and 12.12 12/14/2020 V12 Update in itens 12.5/12.6, 12.7/12.8 and 12.12 01/12/2021 V13 Update in item 18.8 01/19/2021

. Describe securities issued abroad, when relevant, indicating, if applicable: identification of the security, indicating the jurisdiction: number; total face value; issue date; outstanding debt balance at the end of the previous fiscal year; restrictions on outstanding securities; convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: conditions; effects on capital; possibility of redemption, indicating: cases for redemption; formula for calculating the redemption amount; when the securities are debt-related, please indicate: maturity, including early maturity conditions; interest; the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee in the absence of a guarantee, whether the credit is unsecured or subordinated any restrictions imposed on the issuer with respect to: the distribution of dividends; the disposal of certain assets; the contracting of new debts; the issue of new securities; corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. conditions for changing the rights assured by such securities; other relevant characteristics. Note Program of Itaú Unibanco Holding S.A. (Medium-Term Note Program) On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. Below is a description of: (i) the first issue of Subordinated Notes, (ii) the second issue of Subordinated Notes, (iii) the third issue of Unsecured Notes, (iv) the reopening of the second issue of Subordinated Notes, (v) the fourth issue of Subordinated Notes, (vi) the reopening of the fourth issue of Subordinated Notes, (vii) the fifth issue of Subordinated Notes; (viii) the sixth issue of Subordinated Notes; (ix) the seventh issue of Subordinated Notes; (x) the eighth issue of Unsecured Notes, (xi) the ninth issue of perpetual Subordinated Notes, (xii) the tenth issue of perpetual Subordinated Notes, (xiii) the eleventh issue of perpetual Subordinated Notes, (xiv) the twelfth issue of Unsecured Notes, (xv) the thirteenth issue of Unsecured Notes, (xvi) the fourteenth issue of perpetual Subordinated Notes, and (xviii) the fifteenth issue of perpetual Subordinated Notes, all issued within the scope of the Program. ___

First Issue a.Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples of US$1,000.00 thereafter. Total face value: US$1,000,000,000.00 Issue date: April 15, 2010. Debt balance on December 31, 2019: R$4,047,649,758.25 f) Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. ___

When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2020. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. Type: Subordinated. See item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the ___

amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions, possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. The Dealers can be changed at any time by the Issuer. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was April 15, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. –“Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. ___

Second Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,000,000,000.00 Issue date: September 23, 2010. Debt balance on December 31, 2019: R$ 4,153,280,725.56 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. ___

When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. Type: Subordinated. See item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, ___

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. ___

Third Issue

a. **Identification of the security, indicating the jurisdiction:** Medium-Term Senior Notes ("Notes")
The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. **Number:** 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples from US$1,000.00 thereafter.

c. **Total face value:** R$500,000,000.00

d. **Issue date:** November 23, 2010.

e. **Debt balance on December 31, 2019:** The issue was settled on November 23, 2015.

Reopening of the Second Issue

a. **Identification of the security, indicating the jurisdiction:** Medium-Term Notes ("Notes")
The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope.

b. **Number:** 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$100,000.00 and integer multiples of US$1,000.00 thereafter.

c. **Total face value:** US$250,000,000.00, and the total amount of the second issue, together with the total amount of the first series is US$1,250,000,000.00. See item "J" – Other relevant characteristics.

d. **Issue date:** January 31, 2011.

e. **Debt balance on December 31, 2019:** R$1,007,675,000.00

f. **Restrictions on outstanding securities:**
The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule "144A" and the "Securities Act") and of Regulation S of the Securities Act ("Regulation S"), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act.
The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the *transfer agent* of compliance with legislation applicable to the Notes.

g. **Convertibility into shares:** Not applicable.

h. **Possibility of redemption:** Yes, as follows.
Cases for redemption:
Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer's discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions.
Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity.
The Subordinated Notes may not be early redeemed at the holders' discretion.
The Subordinated Notes will be cancelled in all the aforementioned cases.
Formula for calculating the redemption amount:
Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00.

403

When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 22, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.75% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 22 and July 22, beginning January 22, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. Type: Subordinated. See item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, ___

the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes described herein were issued and distributed by means of the reopening of the second issue of Subordinated Notes and they are the second series of the second issue of Notes under the Trust Deed. The Notes issued in the first series and the Notes issued in the second series of the second issue will share the same CUSIP and ISIN codes and will be fungible with each other from March 12, 2011. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under a Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú Europa S.A. – London Branch; Deutsche Bank Securities, Inc., and JP Morgan Securities LLC. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange, for a 12-month period starting March 12, 2015. The first day of listing of the Notes of the second series of the second issue was January 31, 2011. The first day of listing of the Notes of the first series of the second issue was September 23, 2010. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. ___

Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. Total face value: US$500,000,000.00 Issue date: June 21, 2011. Debt balance on December 31, 2019: R$2,025,325,144.40 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amountof US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is December 21, 2021. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ___

ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 6.20% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning December 21, 2011. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. Type: Subordinated. See item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. ___

The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings. Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Reopening of the Fourth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. c. Total face value: US$550,000,000.00, being the fourth issue total amount, jointly with the first series, US$1,050,000,000.00. See item “J” – Other relevant characteristics. Issue date: January 24, 2012. Debt balance on December 31, 2019: R$2,216,885,000.00 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory ___

event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: Maturity, including early maturity conditions If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. ii. Interest: The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 21 and December 21, beginning June 21, 2012. Guarantees: Subordinated Notes. Type: See item “vii” – Other relevant characteristics. the distribution of dividends: the disposal of certain assets: the contracting of new debts: the issue of new securities: corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Conditions for changing the rights assured by such securities: (i)that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. ___

Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes issued in the first series and the Notes issued in the second series of the fourth issue will share the same CUSIP and ISIN codes and will be fungible with each other as from March 04, 2012. The Subordinated Notes are issued solely as book-entry notes. The Dealers of this issue are Banco Itaú BBA International S.A. – London Branch e Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Subordinated Notes of the first series of the fourth issue was June 21, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Fifth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples of US$1,000.00 thereafter. Total face value: US$1,250,000,000.00 Issue date: March 19, 2012. Debt balance on December 31, 2019: R$5,114,884,105.33 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s ___

discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is March 19, 2022. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.65% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and Luxembourg branches. Interest will accrue on the nominal value of each Note, from the day of the issuance of the Notes and will be payable semiannually on March 19 and September 19, beginning September 19, 2012. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. Type: Subordinated. See item “vii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: ___

Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2011. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. ___

Sixth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on. Total face value: US$1,375,000,000.00 Issue date: August 06, 2012. Debt balance on December 31, 2019: R$5,659,901,064.01 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is August 06, 2022. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ___

ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.50% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on February 06 and August 06, starting February 06, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “J” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the sixth issue of Subordinated Notes, US$125,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. ___

The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Itaú BBA Securities, Inc., J.P. Morgan Securities LLC and Standard Chartered Bank. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was August 06, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. Seventh Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 on. Total face value: US$1,870,000,000.00 Issue date: November 13, 2012. Debt balance on December 31, 2019: R$7,578,313,234.30 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (Rule “144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Subordinated Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Subordinated Notes may be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Subordinated Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Subordinated Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory ___

event. A regulatory event is defined as a written notice from the Brazilian regulatory authority, establishing that the Subordinated Notes are not classified as falling into Tier II of the Referential Equity. The Subordinated Notes may not be early redeemed at the holders’ discretion. The Subordinated Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Subordinated Notes for tax reasons: 100% of the denominated amount of US $1,000.00. Early redemption of Subordinated Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 13, 2023. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If the Issuer (i) is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligations arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Subordinated Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes and the interest rate of which is 5.125% p.a. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 13 and November 13, beginning May 13, 2013. iii. Guarantees: Not applicable. Subordinated Notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “J” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Subordinated Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or ___

inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Subordinated Notes. The changes will be communicated to the holders of the Subordinated Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Subordinated Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Subordinated Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 3,444 of February 28, 2007 (“Resolution No. 3,444”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Subordinated Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Subordinated Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Subordinated Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 3,444. The Subordinated Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. Of the total amount of the seventh issue of Subordinated Notes, US$170,000,000.00 comes from the exercise by the Issuer of an extended sale option in the Asian market, as expected by the Final Terms of the Notes. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are Banco Itaú BBA International, S.A. – London Branch, BB Securities Ltd., J.P. Morgan Securities LLC and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 13, 2012. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f. – “Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered nor traded in the Brazilian capital markets. Subject to the authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Subordinated Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Subordinated Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Subordinated Notes nor be computed for quorum purposes in these meetings.Any payment of principal and interest of the Subordinated Notes may be postponed if: (i) the Issuer notes that it is in, or that the payment of such amounts may cause, non-compliance with the rules of capital adequacy and operational limits set forth by CMN Resolution No. 3,444 or CMN Resolution No. 2,099 of August 17, 1994; or (ii) their financial indexes fall below the minimum required by the regulations applicable to the Issuer. ___

Eighth Issue a. Identification of the security, indicating the jurisdiction: Medium-Term Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,050,000,000.00 Issue date: May 26, 2015. Debt balance on December 31, 2019: Notes matured on May 26, 2018 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is May 26, 2018. If any of the following events occur (each one, a “Default Event”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0,8% of the Issuer’s reference equity for the most recent fiscal quarter. ___

Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes and the interest rate of which is 2,85% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 26 and November 26, beginning November 26, 2015. Guarantees: Not applicable. Type: Unsecured. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated March 17, 2011, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated March 17, 2011, as amended from time to time. The Dealers of this issue are BB Securities Ltd., Citigroup Global Markets Inc., Itaú BBA International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc. An authorization from the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the eighth series Notes was on May 26, 2015. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. ___

Ninth Issue a. Identification of the security, indicating the Jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200.000,00 and integer multiples of US$1,000.00 thereafter. Total face value: US$1,250,000,000.00 Issue date: December 12, 2017. Debt balance on December 31, 2019: R$5,054,662,247.52 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the ___

Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.125% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on June 12 and December 12, beginning June 12, 2018. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii – Other relevant characteristics.” Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as ___

amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BB Securities Ltd., Itau BBA International plc, J.P. Morgan Securities LL, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Standard Chartered Bank. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was December 12, 2017. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Tenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, that may be fractioned in the minimum denomination of US$200,000.00 and integer multiples of US$1,000.00 thereafter. Total face value: US$750,000,000.00 Issue date: March 19, 2018. Debt balance on December 31, 2019: R$3,078,699,044.76 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that thepurchasers of the Notes must declare certain conditions, including, without limitations, the declarations that ___

they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Subordinated Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: The Notes are subject to a fixed interest rate of 6.50% p.a., which will be effective until the fifth anniversary of their issue. As from this date, inclusive, the interest rate will be recalculated every five years based on the interest rate of the U.S. Treasury Bonds for the same period. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on March 19 and September 19, beginning September 19, 2018. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. ___

iv. Type: Subordinated. See item “vii – Other relevant characteristics.” Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii—Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried, out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc., and Itau BBA USA Securities, Inc. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any ___

other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Eleventh Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$750,000,000.00. Issue date: November 21, 2019. Debt balance on December 31, 2019: R$3,038,140,125.00 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of the Notes at the issuer’s discretion: On the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of the Notes for tax reasons: As from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes may be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or other ___

Brazilian regulatory authority, establishing that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of the Notes at the issuer’s discretion: 100% of the denominated amount of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US $1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is November 21, 2029. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) suspends the payment or is unable to honor the payment of its debts; (iii) it submits a judicial recovery plan or files for bankruptcy or takes any other action that implies a change in the payment conditions of its debts; or (iv) if bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days of their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupt, has been dissolved or suspended or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Notes, of which interest rate is 4.5% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the securities issued by the United States of America Treasury for the same period plus the Credit Spread (equal to 2.822%). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on May 21 and November 21, beginning May 21, 2020. iii. Guarantees: Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “xii—Other relevant characteristics.” Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical ___

nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 04, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: Itau BBA USA Securities, Inc, BB Securities Limited, J.P. Morgan Securities LLC Goldman Sachs & Co.LLC, and HSBC Securities (USA) Unc. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was November 21, 2019. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits provided for in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the conditions of subordination. The Notes so purchased will not entitle the Issuer to attend the general meetings of the holders of Notes nor will they be computed for quorum purposes in these meetings. Twelfth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$1,000,000,000.00. Issue date: January 24, 2020. Debt balance on January 24, 2020: US$1,000,000,000.00. Restrictions on outstanding securities: ___

The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2023. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 2.9% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. Guarantees: Not applicable. Type: Unsecured. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. ___

the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed 439 corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 04, 2016, as amended from time to time. The Dealers of this issue are: BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc., and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the tenth series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Thirteenth Issue a. Identification of the security, indicating the Jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$500,000,000.00. Issue date: January 24, 2020. Debt balance on January 24, 2020: US$500,000,000.00 Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that ___

the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain tax conditions. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in the aforementioned case. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is January 24, 2025. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, should inform the Issuer of the early maturity of the Notes, and the payment for which will become immediately required, subject to the terms governing the calculation of the early redemption amount. Should the Issuer (a) suspend the payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or becomes unable to honor its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. ii. Interest: These are fixed-rate Notes, of which interest rate is 3.250% p.a. The payments of principal and interest will be made by The Bank of New York Mellon. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on January 24 and July 24, beginning July 24, 2020. Guarantees: Not applicable. Type: Unsecured. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. ___

corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are related only to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with an allowed 439 corporate restructuring process; (viii) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. vii. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations of the Issuer. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: BofA Securities, Inc.; Santander Investment Securities, Inc.; Itaú BBA USA Securities, Inc., and J.P. Morgan Securities LLC. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the third series was January 24, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Fourteenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereafter. Total face value: US$700,000,000.00. Issue date: February 27, 2020. Debt balance on February 27, 2020: US$700,000,000.00. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, without limitations, the declarations that ___

The secondary trading of the Notes, or of any right related to them, will depend on the delivery by the seller of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of the Notes at the issuer’s discretion: On the fifth anniversary of the Issue date or on any payment date of interest, as from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of the Notes for tax reasons: As from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes may be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, always in their totality, should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier I of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of the Notes at the issuer’s discretion: 100% of the denominated amount of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US $1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination. The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Default Event and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. ii. Interest: These are fixed-rate Notes, of which interest rate is 4.625% p.a. until the 5th anniversary of the issue date. On the 5th anniversary of the issue date, the interest rate will be recalculated based on the prevailing interest rate on the securities issued by the United States of America Treasury for the same period plus the Credit Spread (equal to 3.222%). The payments of principal and interest will be made by The Bank of New York Mellon, New York branch. Interest will be levied on the face value of each Note, from the Issue date of the Notes, and it will be due every six months on February 27 and August 27, beginning August 27, 2020. iii. Guarantees: ___

Not applicable. Subordinated notes. In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantees and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated. See item “vii – Other relevant characteristics.” v. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii Other relevant characteristics”). the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee, as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time. The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 04, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: Itau BBA USA Securities, Inc, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc., and Banco BTG Pactual S.A. – Cayman Branch. An authorization by the Luxembourg Stock Exchange was obtained for the Notes issued in the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was February 27, 2020. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other ___

country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. See item “f – Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, as from the fifth anniversary of the Issue date, including on the fifth anniversary date and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council. The extinction of the Notes will not be deemed a Default Event or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. ___

Fifteenth Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 01 Global Note in the Principal amount of item (c) below, which can be split into minimum denominations of US$200,000.00 and integer multiples from US$1,000.00 thereon. Total face value: US$ 500,000,000.00. Issue date: January 15, 2021. Debt balance on December 31, 2019: US$ 500,000,000.00. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the purchasers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the purchaser, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. Convertibility into shares: Not applicable. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of the Notes at the issuer’s discretion: As from the fifth anniversary of the Issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of the Notes for tax reasons: As from the fifth anniversary of the Issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, stating that the Notes are no longer classified as falling into Tier II of the Referential Equity. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: ___

Early redemption of the Notes at the issuer’s discretion: 100% of the denominated amount of US $1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated amount of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated amount of US $1,000.00. When the securities are debt-related, please indicate, when applicable: i. Maturity, including early maturity conditions The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders –computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii. Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% p.a. by April 15, 2026.The offer price of the Notes was 99.671%, which will result in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury securities plus Credit Spread (equal to 3.446%).Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury securities upon issue (0.504% per year). After that date, the fixed rate note will be 3.875% plus Credit Spread (equal to 3.446%). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021.The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. iii. Guarantees: Not applicable.Subordinated Notes.In the event of winding up, the holders of the Notes will receive repayment after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv. Type: Subordinated.See item “xii” – Other relevant characteristics. Any restrictions imposed on the issuer with respect to: x the distribution of dividends: Not applicable. ___

the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions, carried out involving the issuer, its controlling stockholders or subsidiaries: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Default Event had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are only related to form or are of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with an allowed corporate restructuring process; (vi) that are made for any other modification that does substantially affect the rights of the holders of the Notes.The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution No. 4,192 of March 1, 2013 (“Resolution No. 4,192”), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations concerning level 1 debt to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, accordance with Resolution No. 4,192. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 04, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of th Subordinated Notes, as amended from time to time.Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon by the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are: Itau BBA USA Securities, Inc, Banco BTG Pactual S.A., Cayman Branch, J.P. Morgan Securities LLC, Goldman Sachs & Co.LLC, and Citigroup Global Markets Inc. authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange.The firs day of listing of the Notes was January 15, 2021. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Buyers, as defined in Rule 144A; and (ii) in any other country Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act.See item “f.Restrictions on outstanding securities.” There has not been and there will not be any effort for a public distribution of the Notes, and therefore n public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or trad in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and in compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance ___

the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. ___